Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

H World Group Limited Reports Second Quarter and Interim of 2025 Unaudited Financial Results

•	A total of 12,137 hotels or 1,184,915 hotel rooms in operation as of June 30, 2025.

•	Hotel turnover[1] increased 15.0% year-over-year to RMB26.9 billion in the second quarter of 2025. Excluding Steigenberger Hotels GmbH and its subsidiaries (“DH”, or “Legacy-DH”), hotel turnover increased 15.6% year-over-year in the second quarter of 2025. Hotel turnover from the Legacy-DH segment increased 8.9% in the second quarter of 2025.

•	Revenue increased 4.5% year-over-year to RMB6.4 billion (US$897 million)[2] in the second quarter of 2025, near the high end of the revenue guidance previously announced of a 1% to 5% increase compared to the second quarter of 2024. Manachised and franchised revenue increased 22.8% year-over-year to RMB2.9 billion (US$400 million) in the second quarter of 2025, exceeding the high end of the manachised and franchised revenue guidance previously announced of an 18% to 22% increase compared to the second quarter of 2024. Revenue from the Legacy-Huazhu[3] segment in the second quarter of 2025 was RMB5.1 billion, which increased 5.7% year-over-year, above the midpoint of the revenue guidance previously announced of a 3% to 7% increase. Revenue from the Legacy-DH segment in the second quarter of 2025 was RMB1.3 billion, which increased 0.1% year-over-year.

•	Net income attributable to H World Group Limited was RMB1.5 billion (US$215 million) in the second quarter of 2025, compared with RMB1.1 billion in the second quarter of 2024 and RMB894 million in the previous quarter.

•	EBITDA (non-GAAP) in the second quarter of 2025 was RMB2.5 billion (US$344 million), compared with RMB1.9 billion in the second quarter of 2024 and RMB1.6 billion in the previous quarter.

•	Adjusted EBITDA (non-GAAP), which excluded share-based compensation (“SBC”) expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments from EBITDA (non-GAAP), was RMB2.3 billion (US$317 million) in the second quarter of 2025, compared with RMB2.0 billion in the second quarter of 2024 and RMB1.5 billion in the previous quarter.

•	Adjusted EBITDA is our segment measure. Adjusted EBITDA from the Legacy-Huazhu segment was RMB2.1 billion in the second quarter of 2025, compared with RMB1.9 billion in the second quarter of 2024 and RMB1.6 billion in the previous quarter. Adjusted EBITDA from the Legacy-DH segment was RMB180 million in the second quarter of 2025, compared with RMB133 million in the second quarter of 2024 and a loss of RMB77 million in the previous quarter.

[1]	Hotel turnover refers to total transaction value of room and non-room revenue from H World hotels (i.e., leased and operated, manachised and franchised hotels).
[2]	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.1636 on June 30, 2025, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.
[3]	Legacy-Huazhu refers to H World Group Limited and its subsidiaries, excluding DH.

•	For the first half of 2025, the board of directors of the Company (the “Board”) declared a cash dividend in the aggregate amount of approximately US$250 million, of US$0.081 per ordinary share, or US$0.81 per American Depositary Share (“ADS”).

•	For the third quarter of 2025, H World expects the Company’s revenue growth to be in the range of 2%-6% compared to the third quarter of 2024 or in the range of 4%-8% excluding DH. H World expects the Company’s manachised and franchised revenue growth in the third quarter of 2025 to be in the range of 20%-24%, compared to the third quarter of 2024.

Singapore/Shanghai, China, August 20, 2025 – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World”, the “Company”, “we” or “our”), a key player in the global hotel industry, today announced its unaudited financial results for the second quarter and the first half ended June 30, 2025.

As of June 30, 2025, H World’s worldwide hotel network in operation totaled 12,137 hotels and 1,184,915 rooms, including 12,016 hotels from Legacy-Huazhu and 121 hotels from Legacy-DH. During the second quarter of 2025, our Legacy-Huazhu business opened 595 hotels, including 1 leased and owned hotel, and 594 manachised and franchised hotels, and closed a total of 143 hotels, including 6 leased and owned hotels, and 137 manachised and franchised hotels. As of June 30, 2025, H World had a total of 2,947 unopened hotels in our pipeline, including 2,925 hotels from the Legacy-Huazhu business and 22 hotels from the Legacy-DH business.

Legacy-Huazhu – Second Quarter of 2025 Operational Highlights

As of June 30, 2025, Legacy-Huazhu had 12,016 hotels in operation, including 547 leased and owned hotels, and 11,469 manachised and franchised hotels. In addition, as of the same date, Legacy-Huazhu had 1,159,086 hotel rooms in operation, including 80,587 rooms under the lease and ownership model, and 1,078,499 rooms under the manachise and franchise models. Legacy-Huazhu also had 2,925 unopened hotels in its pipeline, including 8 leased and owned hotels, and 2,917 manachised and franchised hotels. The following discusses average daily room rate (“ADR”), occupancy rate and revenue per available room (“RevPAR”) for Legacy-Huazhu’s leased and owned hotels as well as manachised and franchised hotels for the periods indicated.

• The ADR for Legacy-Huazhu was RMB290 in the second quarter of 2025, compared with RMB296 in the second quarter of 2024 and RMB272 in the previous quarter.

• The occupancy rate for all of the Legacy-Huazhu hotels in operation was 81.0% in the second quarter of 2025, compared with 82.6% in the second quarter of 2024 and 76.2% in the previous quarter.

• Blended RevPAR for Legacy-Huazhu was RMB235 in the second quarter of 2025, compared with RMB244 in the second quarter of 2024 and RMB208 in the previous quarter.

• For all of the Legacy-Huazhu hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB233 in the second quarter of 2025, representing a 7.9% decrease from RMB253 in the second quarter of 2024, with a 4.6% decrease in same-hotel ADR and a 2.9 percentage-point decrease in same-hotel occupancy rate.

Legacy-DH – Second Quarter of 2025 Operational Highlights

As of June 30, 2025, Legacy-DH had 121 hotels in operation, including 65 leased hotels, and 56 manachised and franchised hotels. In addition, as of the same date, Legacy-DH had 25,829 hotel rooms in operation, including 13,797 rooms under the lease model, and 12,032 rooms under the manachise and franchise models. Legacy-DH also had 22 unopened hotels in the pipeline, including 9 leased hotels and 13 manachised and franchised hotels. The following discusses ADR, occupancy rate and RevPAR for Legacy-DH’s leased as well as manachised and franchised hotels (excluding hotels temporarily closed) for the periods indicated.

• The ADR for Legacy-DH was EUR120 in the second quarter of 2025, compared with EUR120 in the second quarter of 2024 and EUR107 in the previous quarter.

• The occupancy rate for all Legacy-DH hotels in operation was 73.9% in the second quarter of 2025, compared with 68.3% in the second quarter of 2024 and 61.1% in the previous quarter.

• Blended RevPAR for Legacy-DH was EUR88 in the second quarter of 2025, compared with EUR82 in the second quarter of 2024 and EUR65 in the previous quarter.

Jin Hui, CEO of H World commented: “Supported by our asset-light strategy, we delivered robust operating profit growth in the second quarter driven by network expansion, despite a modest year-over-year RevPAR decline. On the development front, we opened another 595 hotels in the quarter, well on track of achieving our 2,300 gross opening target for the full year of 2025. We remain cautious on the near-term industry outlook given the macro uncertainties, rising supply, and relatively soft corporate travel demand. Nevertheless,we are positive on the long-term growth for China’s travel and hospitality industry. We will continue focusing on building our own core competencies, expanding our high-quality network, upgrading our supply chain, enhancing our brand positioning and 'service excellence', and strengthening our sales capabilities.”

“Regarding our business outside China, our Legacy-DH segment achieved an 8.1% year-over-year blended RevPAR increase in the second quarter of 2025, driven primarily by a 5.6 percentage-point increase in occupancy rate. We will continue to enhance our hotel operations, focus on cost reduction and efficiency improvement, and continue developing our asset-light portfolio.”

Second Quarter and Interim of 2025 Unaudited Financial Results

(RMB in millions)	Q2 2024	Q1 2025	Q2 2025	H1 2024	H1 2025
Revenue:
Leased and owned hotels	3,681	2,789	3,401	6,780	6,190
Manachised and franchised hotels	2,334	2,499	2,865	4,397	5,364
Others	133	107	160	249	267
Total revenue	6,148	5,395	6,426	11,426	11,821

Revenue in the second quarter of 2025 was RMB6.4 billion (US$897 million), representing a 4.5% year-over-year increase. Revenue from the Legacy-Huazhu segment in the second quarter of 2025 was RMB5.1 billion, representing a 5.7% year-over-year increase. The 5.7% year-over-year increase was mainly driven by continued manachised and franchised hotel network expansion. Revenue from the Legacy-DH segment in the second quarter of 2025 was RMB1.3 billion, which was largely flattish year-over-year.

Revenue in the first half of 2025 was RMB11.8 billion (US$1.7 billion), representing an increase of 3.5% from the first half of 2024. Revenue from Legacy-Huazhu in the first half of 2025 was RMB9.6 billion, representing a 5.6% year-over-year increase. Revenue from Legacy-DH in the first half of 2025 was RMB2.2 billion, which was a 4.9% year-over-year decrease due to the decrease in the number of leased hotels.

Revenue from leased and owned hotels in the second quarter of 2025 was RMB3.4 billion (US$475 million), representing a 7.6% year-over-year decrease. Revenue from leased and owned hotels from the Legacy-Huazhu segment in the second quarter of 2025 was RMB2.1 billion, representing an 11.1% year-over-year decrease, as we continue reducing exposure to leased and owned hotels. Revenue from leased and owned hotels from the Legacy-DH segment in the second quarter of 2025 was RMB1.3 billion, representing a 1.2% year-over-year decrease.

In the first half of 2025, revenue from our leased and owned hotels was RMB6.2 billion (US$864 million), representing an 8.7% year-over-year decline. Revenue from our Legacy-Huazhu’s leased and owned hotels in the first half of 2025 was RMB4.0 billion, representing a 10.3% year-over-year decrease. Revenue from our Legacy-DH’s leased hotels in the first half of 2025 was RMB2.2 billion, representing a 5.5% year-over-year decrease.

Revenue from manachised and franchised hotels in the second quarter of 2025 was RMB2.8 billion (US$400 million), representing a 22.8% year-over-year increase and a 14.6% quarter-over-quarter increase. Revenue from our Legacy-Huazhu segment from manachised and franchised hotels in the second quarter of 2025 was RMB2.8 billion, representing a 22.7% year-over-year increase, driven by strong hotel network expansion. Revenue from manachised and franchised hotels from the Legacy-DH segment in the second quarter of 2025 was RMB41 million, representing a 28.1% year-over-year increase.

In the first half of 2025, revenue from manachised and franchised hotels was RMB5.4 billion (US$749 million), representing a 22.0% year-over-year increase. These hotels accounted for 45.4% of revenue in the first half of 2025, compared to 38.5% of revenue in the first half of 2024. Revenue from our Legacy-Huazhu’s manachised and franchised hotels in the first half of 2025 was RMB5.3 billion, representing a 21.9% year-over-year increase. Revenue from our Legacy-DH’s manachised and franchised hotels in the first half of 2025 was RMB72 million, representing a 30.9% year-over-year increase.

Other revenue represents revenue generated from businesses other than our hotel operations, which mainly includes revenue from the provision of IT products and services, procurement platform and Huazhu Mall™, and other revenue from the Legacy-DH segment, totaling RMB160 million (US$22 million) in the second quarter of 2025, compared to RMB133 million in the second quarter of 2024.

In the first half of 2025, other revenue was RMB267 million (US$37 million), compared to RMB249 million in the first half of 2024.

(RMB in millions)	Q2 2024	Q1 2025	Q2 2025	H1 2024	H1 2025
Operating costs and expenses:
Hotel operating costs	(3,731)	(3,604)	(3,752)	(7,296)	(7,356)
Other operating costs	(6)	(11)	(11)	(15)	(22)
Selling and marketing expenses	(317)	(243)	(309)	(577)	(552)
General and administrative expenses	(602)	(512)	(660)	(1,111)	(1,172)
Pre-opening expenses	(19)	(3)	(12)	(27)	(15)
Total operating costs and expenses	(4,675)	(4,373)	(4,744)	(9,026)	(9,117)

Hotel operating costs in the second quarter of 2025 were RMB3.8 billion (US$523 million), reflecting a slight 0.6% year-over-year increase. As we continue to pursue an asset-light strategy, our hotel operating costs as a percentage of revenue have decreased by 2.3 percentage points year-over-year.

In the first half of 2025, hotel operating costs were RMB7.4 billion (US$1.0 billion), which were largely flat compared to RMB7.3 billion in the first half of 2024.

Selling, General and administrative expenses (SG&A) in the second quarter of 2025 were RMB969 million (US$135 million), reflecting a 5.4% year-over-year increase due mainly to an increase in SBC. SG&A excluding SBC decreased 1.0% year-over-year.

In the first half of 2025, SG&A expenses were RMB1.7 billion (US$241 million), compared to RMB1.7 billion in the first half of 2024.

Other operating income, net in the second quarter of 2025 was RMB105 million (US$15 million), compared to RMB99 million in the second quarter of 2024.

Other operating income, net in the first half of 2025 was RMB165 million (US$23 million), compared to RMB175 million in the first half of 2024.

Income from operations in the second quarter of 2025 was RMB1.8 billion (US$250 million), reflecting a 13.7% year-over-year increase, and driven by an 11.7% year-over-year increase in Legacy-Huazhu and a 52.7% year-over-year increase in Legacy-DH.

Income from operations in the first half of 2025 was RMB2.9 billion (US$400 million), compared to income from operations of RMB2.6 billion in the first half of 2024.

Operating margin, defined as income from operations as a percentage of revenue, was 27.8% in the second quarter of 2025, which has improved from 25.6% in the second quarter of 2024. The margin improvement was mainly due to a higher revenue contribution from our manachised and franchised business, which was in line with our asset-light expansion strategy.

Operating margin in the first half of 2025 was 24.3%, compared with 22.5% in the first half of 2024.

Income tax expense in the second quarter of 2025 was RMB565 million (US$79 million), compared to RMB423 million in the second quarter of 2024. The year-over-year increase in income tax expense was due to both rising income and a higher withholding tax related to dividend distributions.

In the first half of 2025, income tax expense was RMB942 million (US$131 million), compared to RMB702 million in the first half of 2024.

Net income attributable to H World Group Limited in the second quarter of 2025 was RMB1.5 billion (US$215 million), reflecting a 44.7% year-over-year increase, supported by a 40.9% year-over-year increase in Legacy-Huazhu.

Net income attributable to H World Group Limited in the first half of 2025 was RMB2.4 billion (US$340 million), compared with RMB1.7 billion in the first half of 2024.

EBITDA (non-GAAP) in the second quarter of 2025 was RMB2.5 billion (US$344 million), compared with RMB1.9 billion in the second quarter of 2024 and RMB1.6 billion in the previous quarter.

EBITDA (non-GAAP) in the first half of 2025 was RMB4.1 billion (US$569 million), compared with RMB3.2 billion in the first half of 2024.

Adjusted EBITDA (non-GAAP), which excluded the following from EBITDA (non-GAAP): SBC expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments, was RMB2.3 billion (US$317 million) in the second quarter of 2025, compared with RMB2.0 billion in the second quarter of 2024 and RMB1.5 billion in the previous quarter. Adjusted EBITDA is our segment measure. Adjusted EBITDA from the Legacy-Huazhu segment was RMB2.1 billion in the second quarter of 2025, compared with RMB1.9 billion in the second quarter of 2024 and RMB1.6 billion in the previous quarter. Adjusted EBITDA from the Legacy-DH segment, was RMB180 million in the second quarter of 2025, compared with RMB133 million in the second quarter of 2024 and a loss of RMB77 million in the previous quarter.

Adjusted EBITDA (non-GAAP) in the first half of 2025 was RMB3.8 billion (US$525 million), compared with RMB3.5 billion in the first half of 2024. Adjusted EBITDA from Legacy-Huazhu was RMB3.7 billion in the first half of 2025, compared with RMB3.4 billion in the first half of 2024. Adjusted EBITDA from Legacy-DH was RMB103 million in the first half of 2025, compared with RMB67 million in the first half of 2024.

Cash flow. Operating cash inflow in the second quarter of 2025 was RMB2.7 billion (US$371 million). Investing cash inflow in the second quarter of 2025 was RMB239 million (US$34 million). Financing cash outflow in the second quarter of 2025 was RMB709 million (US$100 million).

Operating cash inflow in the first half of 2025 was RMB3.2 billion (US$452 million), compared to RMB3.1 billion in the first half of 2024. Investing cash inflow in the first half of 2025 was RMB996 million (US$139 million), compared to RMB694 million in the first half of 2024. Financing cash outflow in the first half of 2025 was RMB1.3 billion (US$187 million), compared to RMB3.4 billion in the first half of 2024.

Cash, cash equivalents and restricted cash. As of June 30, 2025, the Company had a total balance of cash and cash equivalents of RMB10.1 billion (US$1.4 billion) and restricted cash of RMB370 million (US$52 million).

Debt financing. As of June 30, 2025, the Company had a total debt and net cash balance of RMB7.4 billion (US$1.0 billion) and RMB3.1 billion (US$434 million), respectively.

Cash Dividend

The Board has approved the declaration and payment of an ordinary cash dividend (the “Cash Dividend”) for the first half of 2025 in the aggregate amount of approximately US$250 million, of US$0.081 per ordinary share, or US$0.81 per ADS. Holders of the Company’s ordinary shares or ADSs as of the close of business on September 9, 2025 will be entitled to receive the Cash Dividend. Dividends to holders of the Company’s ordinary shares are expected to be distributed on or about September 19, 2025. Citibank, N.A. (“Citi”), depositary bank for the Company’s ADS program, expects to pay out dividends to ADS holders on or about September 26, 2025. Dividends to be paid to the Company’s ADS holders through Citi will be subject to the terms of the deposit agreement by and among the Company and Citi, and the holders and beneficial owners of ADSs issued thereunder, including the fees and expenses payable thereunder.

Guidance

For the third quarter of 2025, H World expects the Company’s revenue growth to be in the range of 2%-6% compared to the third quarter of 2024, or in the range of 4%-8% excluding DH. H World expects the Company’s manachised and franchised revenue growth in the third quarter of 2025 to be in the range of 20%-24%, compared to the third quarter of 2024.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

H World’s management will host a conference call at 8 a.m. (U.S. Eastern time) on Wednesday, August 20, 2025 (or 8 p.m. (Hong Kong time) on Wednesday, August 20, 2025) following the announcement.

To join by phone, all participants must pre-register this conference call using the Participant Registration link of https://register-conf.media-server.com/register/BI43be1b1c38d54616b79b4ac227dd1612. Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN.

A live webcast of the call can be accessed at https://edge.media-server.com/mmc/p/vht2kbe3 or the Company’s website at https://ir.hworld.com/news-and-events/events-calendar.

A replay of the conference call will be available for twelve months from the date of the conference at the Company’s website, https://ir.hworld.com/news-and-events/events-calendar.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (“SEC”): adjusted net income (loss) attributable to H World Group Limited excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments; adjusted basic and diluted earnings (losses) per share/ADS excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments; EBITDA; adjusted EBITDA excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments is that share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments have been and may continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA information provides investors with a useful tool for comparability between periods because it excludes depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA to assess operating results of its hotels in operation. The Company believes that the exclusion of share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments helps facilitate year-over-year comparisons of the results of operations as the share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments may not be indicative of Company operating performance.

Therefore, the Company believes adjusted EBITDA more closely reflects the financial performance capability of our hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments all in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of June 30, 2025, H World operated 12,137 hotels with 1,184,915 hotel rooms in operation in 19 countries. H World’s brands include HanTing Hotel, JI Hotel, Orange Hotel, Crystal Orange Hotel, IntercityHotel, Hi Inn, Ni Hao Hotel, Elan Hotel, Zleep Hotels, Starway Hotel, CitiGO, Manxin Hotel, Madison Hotel, MAXX, Blossom House, Joya Hotel, Steigenberger Hotels & Resorts, Jaz in the City, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of June 30, 2025, H World operates 8 percent of its hotel rooms under the lease and ownership model, and 92 percent under the manachise and franchise model.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

—Financial Tables and Operational Data Follow—

H World Group Limited

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2024	June 30, 2025
	RMB	RMB	US$[4]
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	7,474	10,145	1,416
Restricted cash	50	370	52
Short-term investments	3,603	2,305	322
Accounts receivable, net	817	846	118
Loan receivables - current, net	114	103	14
Amounts due from related parties, current	297	255	36
Inventories	60	62	9
Other current assets, net	800	1,582	220
Total current assets	13,215	15,668	2,187

Property and equipment, net	5,682	5,524	771
Intangible assets, net	4,776	5,113	714
Operating lease right-of-use assets	24,992	25,073	3,500
Finance lease right-of-use assets	2,272	2,490	348
Land use rights, net	174	171	24
Long-term investments	2,316	2,301	321
Goodwill	5,221	5,476	764
Amounts due from related parties, non-current	51	51	7
Loan receivables, net	190	145	20
Other assets, net	668	716	100
Deferred tax assets	1,054	1,068	149
Assets held for sale	1,941	983	137
Total assets	62,552	64,779	9,042

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	880	6,633	926
Accounts payable	983	841	117
Amounts due to related parties	74	86	12
Salary and welfare payables	1,201	1,002	140
Deferred revenue	1,822	1,885	263
Operating lease liabilities, current	3,492	3,375	471
Finance lease liabilities, current	50	58	8
Accrued expenses and other current liabilities	4,006	4,627	646
Dividends payable	0	0	0
Income tax payable	813	874	122
Total current liabilities	13,321	19,381	2,705

Long-term debt	4,546	777	108
Operating lease liabilities, non-current	23,634	23,775	3,319
Finance lease liabilities, non-current	2,843	3,151	440
Deferred revenue	1,351	1,485	207
Other long-term liabilities	1,472	1,750	245
Deferred tax liabilities	919	961	134
Retirement benefit obligations	111	122	17
Liabilities held for sale	2,084	1,084	151
Total liabilities	50,281	52,486	7,326

Equity:
Ordinary shares	0	0	0
Treasury shares	(274)	(630)	(88)
Additional paid-in capital	9,620	9,770	1,364
Retained earnings	2,449	2,751	384
Accumulated other comprehensive income	382	262	36
Total H World Group Limited shareholders' equity	12,177	12,153	1,696
Noncontrolling interest	94	140	20
Total equity	12,271	12,293	1,716
Total liabilities and equity	62,552	64,779	9,042

[4]	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.1636 on June 30, 2025, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

H World Group Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended				Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Revenue:
Leased and owned hotels	3,681	2,789	3,401	475	6,780	6,190	864
Manachised and franchised hotels	2,334	2,499	2,865	400	4,397	5,364	749
Others	133	107	160	22	249	267	37
Total revenue	6,148	5,395	6,426	897	11,426	11,821	1,650

Operating costs and expenses:
Hotel operating costs:
Rents	(1,091)	(1,027)	(1,047)	(146)	(2,177)	(2,074)	(290)
Utilities	(149)	(177)	(142)	(20)	(341)	(319)	(45)
Personnel costs	(1,337)	(1,371)	(1,435)	(200)	(2,562)	(2,806)	(392)
Depreciation and amortization	(315)	(301)	(296)	(41)	(634)	(597)	(83)
Consumables, food and beverage	(327)	(269)	(301)	(42)	(620)	(570)	(80)
Others	(512)	(459)	(531)	(74)	(962)	(990)	(137)
Total hotel operating costs	(3,731)	(3,604)	(3,752)	(523)	(7,296)	(7,356)	(1,027)
Other operating costs	(6)	(11)	(11)	(2)	(15)	(22)	(3)
Selling and marketing expenses	(317)	(243)	(309)	(43)	(577)	(552)	(77)
General and administrative expenses	(602)	(512)	(660)	(92)	(1,111)	(1,172)	(164)
Pre-opening expenses	(19)	(3)	(12)	(2)	(27)	(15)	(2)
Total operating costs and expenses	(4,675)	(4,373)	(4,744)	(662)	(9,026)	(9,117)	(1,273)
Other operating income (expense), net	99	60	105	15	175	165	23
Income (loss) from operations	1,572	1,082	1,787	250	2,575	2,869	400
Interest income	56	49	52	7	107	101	14
Interest expense	(84)	(74)	(91)	(13)	(167)	(165)	(23)
Other income (expense), net	24	22	15	2	64	37	5
Gains (losses) from fair value changes of equity securities	(51)	(12)	(1)	(0)	(13)	(13)	(2)
Foreign exchange gains (losses)	(24)	208	366	51	(116)	574	80
Income (loss) before income taxes	1,493	1,275	2,128	297	2,450	3,403	474
Income tax (expense) benefit	(423)	(377)	(565)	(79)	(702)	(942)	(131)
Income (Loss) from equity method investments	12	1	(4)	(1)	1	(3)	(0)
Net income (loss)	1,082	899	1,559	217	1,749	2,458	343
Net (income) loss attributable to noncontrolling interest	(15)	(5)	(15)	(2)	(23)	(20)	(3)
Net income (loss) attributable to H World Group Limited	1,067	894	1,544	215	1,726	2,438	340

Gain (loss) arising from defined benefit plan, net of tax	-	-	(0)	(0)	-	(0)	(0)
Gains(losses) from fair value changes of debt securities, net of tax	(25)	-	4	1	(25)	4	1
Foreign currency translation adjustments, net of tax	1	(58)	(66)	(9)	(30)	(124)	(17)
Comprehensive income (loss)	1,058	841	1,497	209	1,694	2,338	327
Comprehensive (income) loss attributable to noncontrolling interest	(15)	(5)	(15)	(2)	(23)	(20)	(3)
Comprehensive income (loss) attributable to H World Group Limited	1,043	836	1,482	207	1,671	2,318	324

Earnings (Losses) per share:
Basic	0.34	0.29	0.50	0.07	0.55	0.79	0.11
Diluted	0.33	0.28	0.48	0.07	0.54	0.77	0.11

Earnings (Losses) per ADS:
Basic	3.40	2.91	5.03	0.70	5.50	7.94	1.11
Diluted	3.32	2.85	4.85	0.68	5.41	7.69	1.07

Weighted average number of shares used in computation:
Basic	3,137,722,145	3,066,765,293	3,071,789,285	3,071,789,285	3,138,594,148	3,069,285,390	3,069,285,390
Diluted	3,303,934,814	3,232,049,635	3,241,412,875	3,241,412,875	3,300,316,153	3,238,797,601	3,238,797,601

H World Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended				Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions)
Operating activities:
Net income (loss)	1,082	899	1,559	217	1,749	2,458	343

Share-based compensation expenses	112	77	170	24	170	247	34
Depreciation and amortization, and other	337	319	317	44	682	636	89
Impairment loss	36	5	33	5	36	38	5
Loss (Income) from equity method investments, net of dividends	30	(1)	58	8	41	57	8
Investment (income) loss and foreign exchange (gain) loss	41	(228)	(435)	(61)	70	(663)	(93)
Changes in operating assets and liabilities	750	(288)	924	130	520	636	89
Other	(153)	(203)	33	4	(147)	(170)	(23)
Net cash provided by (used in) operating activities	2,235	580	2,659	371	3,121	3,239	452

Investing activities:
Capital expenditures	(203)	(240)	(189)	(26)	(484)	(429)	(60)
Purchase of investments	(632)	(2,065)	(713)	(100)	(886)	(2,778)	(388)
Proceeds from maturity/sale and return of investments	1,139	3,031	1,099	154	1,981	4,130	576
Loan advances	(12)	(10)	(14)	(2)	(64)	(24)	(3)
Loan collections	53	40	42	6	91	82	12
Other	1	1	14	2	56	15	2
Net cash provided by (used in) investing activities	346	757	239	34	694	996	139

Financing activities:
Payment of share repurchase	(132)	(430)	(13)	(2)	(676)	(443)	(62)
Proceeds from debt	53	-	2,195	306	589	2,195	306
Repayment of debt	(292)	(166)	(757)	(106)	(429)	(923)	(129)
Dividend paid	-	-	(2,136)	(298)	(2,091)	(2,136)	(298)
Purchase of prepaid put option	(710)	-	-	-	(710)	-	-
Other	(24)	(32)	2	0	(46)	(30)	(4)
Net cash provided by (used in) financing activities	(1,105)	(628)	(709)	(100)	(3,363)	(1,337)	(187)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	10	70	20	4	(7)	90	14
Net increase (decrease) in cash, cash equivalents and restricted cash	1,486	779	2,209	309	445	2,988	418
Less: net increase (decrease) in cash and cash equivalents classified within assets held for sale	(15)	(2)	(1)	(0)	(10)	(3)	(0)
Cash, cash equivalents and restricted cash at the beginning of the period	6,664	7,524	8,305	1,159	7,710	7,524	1,050
Cash, cash equivalents and restricted cash at the end of the period	8,165	8,305	10,515	1,468	8,165	10,515	1,468

H World Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended				Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	1,067	894	1,544	215	1,726	2,438	340
Share-based compensation expenses	112	77	170	24	170	247	34
(Gain) loss from fair value changes of equity securities	51	12	1	0	13	13	2
Foreign exchange (gain) loss, net	24	(208)	(366)	(51)	116	(574)	(80)
Adjusted net income (loss) attributable to H World Group Limited (non-GAAP)	1,254	775	1,349	188	2,025	2,124	296

Adjusted earnings (losses) per share (non-GAAP)
Basic	0.40	0.25	0.44	0.06	0.65	0.69	0.10
Diluted	0.39	0.25	0.42	0.06	0.63	0.67	0.09

Adjusted earnings (losses) per ADS (non-GAAP)
Basic	3.99	2.53	4.39	0.61	6.45	6.92	0.97
Diluted	3.88	2.48	4.24	0.59	6.31	6.72	0.94

Weighted average number of shares used in computation
Basic	3,137,722,145	3,066,765,293	3,071,789,285	3,071,789,285	3,138,594,148	3,069,285,390	3,069,285,390
Diluted	3,303,934,814	3,232,049,635	3,241,412,875	3,241,412,875	3,300,316,153	3,238,797,601	3,238,797,601

	Quarter Ended				Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	1,067	894	1,544	215	1,726	2,438	340
Interest income	(56)	(49)	(52)	(7)	(107)	(101)	(14)
Interest expense	84	74	91	13	167	165	23
Income tax expense	423	377	565	79	702	942	131
Depreciation and amortization	335	319	317	44	674	636	89
EBITDA (non-GAAP)	1,853	1,615	2,465	344	3,162	4,080	569
Share-based compensation expenses	112	77	170	24	170	247	34
(Gain) loss from fair value changes of equity securities	51	12	1	0	13	13	2
Foreign exchange (gain) loss, net	24	(208)	(366)	(51)	116	(574)	(80)
Adjusted EBITDA (non-GAAP)	2,040	1,496	2,270	317	3,461	3,766	525

H World Group Limited

Segment Financial Summary

	Quarter Ended June 30, 2024			Quarter Ended March 31, 2025			Quarter Ended June 30, 2025
	Legacy- Huazhu	Legacy- DH	Elimination	Legacy- Huazhu	Legacy- DH	Elimination	Legacy- Huazhu	Legacy- DH	Elimination
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions)			(in millions)			(in millions)
Leased and owned hotels	2,395	1,286	-	1,913	876	-	2,130	1,271	-
Manachised and franchised hotels	2,305	32	(3)	2,472	31	(4)	2,829	41	(5)
Others	130	5	(2)	96	11	-	148	12	-
Revenue	4,830	1,323	(5)	4,481	918	(4)	5,107	1,324	(5)

Depreciation and amortization	279	56	(0)	259	60	(0)	255	62	(0)
Adjusted EBITDA	1,907	133	(0)	1,573	(77)	0	2,090	180	0

From 1Q25, we started to present the segment financial summary before elimination. Accordingly, comparative figures for the prior periods were updated to conform to the current period’s presentation.

H World Group Limited

Segment Financial Summary

	Six Months Ended June 30, 2024			Six Months Ended June 30, 2025
	Legacy- Huazhu	Legacy- DH	Elimination	Legacy- Huazhu	Legacy- DH	Elimination
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions)			(in millions)
Leased and owned hotels	4,507	2,273	-	4,043	2,147	-
Manachised and franchised hotels	4,347	55	(5)	5,301	72	(9)
Others	222	30	(3)	244	23	-
Revenue	9,076	2,358	(8)	9,588	2,242	(9)

Depreciation and amortization	559	115	(0)	514	122	-
Adjusted EBITDA	3,394	67	(0)	3,663	103	0

From 1Q25, we started to present the segment financial summary before elimination. Accordingly, comparative figures for the prior periods were updated to conform to the current period’s presentation.

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q2 2025	Closed (2) in Q2 2025	Net added in Q2 2025	As of June 30, 2025	As of June 30, 2025
Leased and owned hotels	1	(6)	(5)	547	80,587
Manachised and franchised hotels	594	(137)	457	11,469	1,078,499
Total	595	(143)	452	12,016	1,159,086

(1)	Legacy-Huazhu refers to H World and its subsidiaries, excluding DH.
(2)	The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q2 2025, we temporarily closed 13 hotels for brand upgrade and business model change purposes.

	As of June 30, 2025
	Number of hotels	Unopened hotels in pipeline
Economy hotels	5,842	1,110
Leased and owned hotels	270	2
Manachised and franchised hotels	5,572	1,108
Midscale, upper-midscale hotels and others	6,174	1,815
Leased and owned hotels	277	6
Manachised and franchised hotels	5,897	1,809
Total	12,016	2,925

	For the quarter ended
	June 30,	March 31,	June 30,	yoy
	2024	2025	2025	change
Average daily room rate (in RMB)
Leased and owned hotels	375	338	365	-2.7%
Manachised and franchised hotels	288	267	285	-1.2%
Blended	296	272	290	-1.9%
Occupancy rate (as a percentage)
Leased and owned hotels	85.6%	79.7%	83.3%	-2.3p.p.
Manachised and franchised hotels	82.3%	75.9%	80.8%	-1.4p.p.
Blended	82.6%	76.2%	81.0%	-1.6p.p.
RevPAR (in RMB)
Leased and owned hotels	321	269	304	-5.3%
Manachised and franchised hotels	237	203	230	-2.9%
Blended	244	208	235	-3.8%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of June 30,		For the quarter ended June 30,		yoy change	For the quarter ended June 30,		yoy change	For the quarter ended June 30,		yoy change
	2024	2025	2024	2025		2024	2025		2024	2025	(p.p.)
Economy hotels	3,958	3,958	194	178	-8.2%	227	216	-4.8%	85.3%	82.2%	-3.1
Leased and owned hotels	258	258	238	215	-9.8%	270	253	-6.4%	88.1%	84.9%	-3.2
Manachised and franchised hotels	3,700	3,700	189	174	-8.0%	222	212	-4.6%	85.0%	82.0%	-3.0
Midscale, upper-midscale hotels and others	3,832	3,832	299	275	-7.8%	359	343	-4.5%	83.1%	80.3%	-2.8
Leased and owned hotels	251	251	391	362	-7.5%	460	440	-4.4%	85.0%	82.3%	-2.7
Manachised and franchised hotels	3,581	3,581	289	266	-7.9%	348	332	-4.6%	82.9%	80.0%	-2.8
Total	7,790	7,790	253	233	-7.9%	300	287	-4.6%	84.1%	81.1%	-2.9

Operating Results: Legacy-DH(3)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q2 2025	Closed in Q2 2025	Net added in Q2 2025	As of June 30, 2025 (4)	As of June 30, 2025	As of June 30, 2025
Leased hotels	1	(1)	-	65	13,797	9
Manachised and franchised hotels	1	(1)	-	56	12,032	13
Total	2	(2)	-	121	25,829	22

(3)	Legacy-DH refers to DH.
(4)	As of June 30, 2025, a total of 3 hotels were temporarily closed due to repair and renovation.

	For the quarter ended
	June 30,	March 31,	June 30,	yoy
	2024	2025	2025	change
Average daily room rate (in EUR)
Leased hotels	124	104	118	-5.2%
Manachised and franchised hotels	112	110	122	8.7%
Blended	120	107	120	-0.1%
Occupancy rate (as a percentage)
Leased hotels	71.2%	61.9%	76.3%	+5.1 p.p.
Manachised and franchised hotels	63.8%	60.2%	71.0%	+7.1 p.p.
Blended	68.3%	61.1%	73.9%	+5.6 p.p.
RevPAR (in EUR)
Leased hotels	88	64	90	1.5%
Manachised and franchised hotels	72	66	86	20.8%
Blended	82	65	88	8.1%

Hotel Portfolio by Brand

	As of June 30, 2025
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	5,847	476,378	1,118
HanTing Hotel	4,401	378,569	728
Ni Hao Hotel	477	36,316	114
Hi Inn	641	33,529	260
Elan Hotel	95	5,405	-
Ibis Hotel	228	21,727	8
Zleep Hotels	5	832	8
Midscale hotels	5,055	541,091	1,157
JI Hotel	3,253	369,328	786
Orange Hotel	968	102,854	250
Starway Hotel	729	59,264	114
Ibis Styles Hotel	105	9,645	7
Upper midscale hotels	1,050	139,243	552
Crystal Orange Hotel	284	35,621	124
IntercityHotel(5)	119	20,128	128
CitiGO Hotel	34	5,056	3
Manxin Hotel	184	16,932	60
Madison Hotel	170	19,872	124
Mercure Hotel	211	31,907	76
Novotel Hotel	38	8,119	29
MAXX(6)	10	1,608	8
Upscale hotels	160	23,471	111
Blossom House	85	4,956	94
Joya Hotel	7	1,234	-
Grand Mercure Hotel	10	1,891	-
Steigenberger Hotels & Resorts(7)	55	14,803	16
Jaz in the City	3	587	1
Luxury hotels	18	2,722	4
Steigenberger Icon(8)	11	2,201	2
Song Hotels	7	521	2
Others	7	2,010	5
Other hotels(9)	7	2,010	5
Total	12,137	1,184,915	2,947

(5)	As of June 30, 2025, 63 operational hotels and 124 pipeline hotels of IntercityHotel were under Legacy-Huazhu.

(6)	As of June 30, 2025, 6 operational hotels and 8 pipeline hotels of MAXX were under Legacy-Huazhu.

(7)	As of June 30, 2025, 12 operational hotels and 10 pipeline hotels of Steigenberger Hotels & Resorts were under Legacy-Huazhu.

(8)	As of June 30, 2025, 5 operational hotels and 1 pipeline hotels of Steigenberger Icon were under Legacy-Huazhu.

(9)	Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).